ChromaDex Corporation
10900 Wilshire Blvd., Suite 600
Los Angeles, California 90024
(310) 388-6706

May 28, 2020

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Chris Edwards

Re:        ChromaDex Corporation
Registration Statement on Form S-3
Filed: May 21, 2020
File No. 333-238570

Acceleration Request

Requested Date: June 1, 2020
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ChromaDex Corporation hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Monday, June 1, 2020, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Matthew T. Browne of Cooley LLP at (858) 550-6045.

Sincerely,

ChromaDex Corporation

By: /s/ Kevin M. Farr
Kevin M. Farr, Chief Financial Officer